UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Secures Subsurface Exploration Rights at Kolwezi

Trading: TSX and AIM: AAA

LONDON, U.K. (October 12, 2005) -- Adastra Minerals Inc. (“Adastra” or “the Company”) is today delighted to announce that it has secured the subsurface exploration rights under the whole of its Kolwezi tailings project licence area in the Democratic Republic of Congo (“DRC”). This new licence, for copper and cobalt exploration, has been awarded to Roan Prospecting Sprl, a wholly owned Congolese subsidary of Adastra. The renewable licence, which has a validity of five years, has been issued by the Mining Cadastre and endorsed by a Ministerial Decree (n°455/cab min/01/2005 of the 24 August 2005) signed by the Minister of Mines.

These subsurface rights cover an area of 6,200 hectares with coordinates identical to the Tailings Exploitation Licence, awarded on 15th June 2004 to Kingamyambo Musonoi Tailings SARL (“KMT”), a Congolese company 82.5% owned by Adastra. KMT is the company which will develop the Kolwezi tailings project.

These licences cover areas of past mining activity, including the Kingamyambo, Kananga West, Kananga East and Clippe Nord deposits. Adastra believes that extensive copper and cobalt mineralization remains within the area; although, as yet, no resource figures are available. An exploration programme for a number of targets in this area is under preparation.

“The award of these subsurface exploration rights is of significant importance to our company”, said Tim Read, CEO of Adastra. “On the one hand, it gives us considerable exploration opportunities quite separate from the development of the Kolwezi tailings project. On the other, it affords total protection regarding the integrity of the area covered by the Tailings Exploitation Licence, ruling out any possibility of conflicting interests on land use.”

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008. The project is expected to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, at which level of output Kolwezi has a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

CONTACT US:

London

Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas

The Equicom Group

T: +1 416 815 0700 x. 243

+1 800 385 5451 (toll free)

F: +1 416 815 0080

E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

October 12, 2005

Item 3.	News Release

The News Release dated October 12, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that its wholly owned Congolese subsidiary Roan Prospecting Sprl has been awarded the subsurface copper and cobalt exploration rights under the whole of the Company’s Kolwezi tailings project licence area in the Democratic Republic of Congo.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 12th day of October, 2005.

SCHEDULE A

NEWS RELEASE

Adastra Secures Subsurface Exploration Rights at Kolwezi

Trading: TSX and AIM: AAA

LONDON, U.K. (October 12, 2005) -- Adastra Minerals Inc. (“Adastra” or “the Company”) is today delighted to announce that it has secured the subsurface exploration rights under the whole of its Kolwezi tailings project licence area in the Democratic Republic of Congo (“DRC”). This new licence, for copper and cobalt exploration, has been awarded to Roan Prospecting Sprl, a wholly owned Congolese subsidary of Adastra. The renewable licence, which has a validity of five years, has been issued by the Mining Cadastre and endorsed by a Ministerial Decree (n°455/cab min/01/2005 of the 24 August 2005) signed by the Minister of Mines.

These subsurface rights cover an area of 6,200 hectares with coordinates identical to the Tailings Exploitation Licence, awarded on 15th June 2004 to Kingamyambo Musonoi Tailings SARL (“KMT”), a Congolese company 82.5% owned by Adastra. KMT is the company which will develop the Kolwezi tailings project.

These licences cover areas of past mining activity, including the Kingamyambo, Kananga West, Kananga East and Clippe Nord deposits. Adastra believes that extensive copper and cobalt mineralization remains within the area; although, as yet, no resource figures are available. An exploration programme for a number of targets in this area is under preparation.

“The award of these subsurface exploration rights is of significant importance to our company”, said Tim Read, CEO of Adastra. “On the one hand, it gives us considerable exploration opportunities quite separate from the development of the Kolwezi tailings project. On the other, it affords total protection regarding the integrity of the area covered by the Tailings Exploitation Licence, ruling out any possibility of conflicting interests on land use.”

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008. The project is expected to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, at which level of output Kolwezi has a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

CONTACT US:

London

Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas

The Equicom Group

T: +1 416 815 0700 x. 243

+1 800 385 5451 (toll free)

F: +1 416 815 0080

E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	October 12, 2005
By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director